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                                                      Filed Pursuant to Rule 425
                                                         by Legato Systems, Inc.
                                                                 with respect to
                                                              OTG Software, Inc.
                                                          SEC File No. 000-29809


                       LEGATO/OTG INVESTOR TELECONFERENCE
                                February 21, 2002
                                  9:00 a.m. EST

Coordinator:               Good morning and thank you for holding. Welcome to
                           today's Legato/OTG Investor Teleconference. Your lines have been placed on listen only mode until the question and answer segment of today's call. The call is being recorded. If you have any objections you may disconnect at this time.

                           I would now like to turn the call over to Ms. Sandy O'Halloran, Vice President of Investor Relations at Legato Systems, Inc. Thank you, ma'am, you may begin.

S. O'Halloran              Good morning, everyone, and welcome to the conference
                           call. With me here today is David Wright, Chairman and CEO of Legato; Richard Kay, Chairman and CEO of
                           OTG Software; Andy Brown, CFO; Bobby Young, Chief
                           Solutions Officer of Legato, and David Beamer,
                           Executive Vice President of Worldwide Sales and
                           Marketing.

                           Some legalities before we get started. This conference call will contain forward-looking statements about the proposed merger, plans for the combined business, competitive positions, and customer purchases. These forward-looking statements involve a number of risks and uncertainties that could cause Legato's or OTG's actual results to differ materially. Factors that might cause such a difference include, but are not limited to, the ability to close larger projects in the current challenging IT spending environment the ability to leverage relationships with channel partners and strategic alliances, the ability to continue to develop and update products for which there is a market demand, customer acceptance of our contract terms, unexpected fluctuations in quarterly operating results, product concentration, competition from other companies, and rapid technological change.

                           In addition, acquisitions involve a number of risks including, among others, diversion of management attention from selling and product development efforts, losses of key personnel, unexpected transaction costs, the failure to integrate corporate culture, and the challenges of managing a geographically distant business. For a more detailed discussion of these factors and other factors that could cause actual results

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                           to differ materially, please review the risk factors
                           listed in each of Legato's or OTG's Form 10-K for fiscal 2000, and our Form[s] 10-Q for fiscal 2001, which are on file with the SEC.

                           The forward-looking statements in this conference call reflect our beliefs as of today, and Legato and OTG respectively disclaim any obligation to update these forward-looking statements as a result of financial business or any other developments occurring after today.

                           At this point in time I'd like to turn the call over to Andy Brown, Chief Financial Officer of Legato Systems. Andy.

A. Brown Good morning, everybody, and before I get started I'd like to welcome Rick and the OTG team to the Legato team; it's an exciting day for both of our companies. By now you have All seen the press release announcing our intent to acquire OTG Software. As I said, this is an exciting day for our company as we take another step in building out our strategy.

                           I'd like to go through a few details of the transaction before I hand it over to David. The purchase price consists of $2.50 cash and 0.6876 shares of Legato stock for each share of OTG stock. The total consideration being $403 million or $11.13 per share at yesterday's closing stock prices. This results in a 20.6% pro forma diluted equity ownership for the OTG shareholders and 79.4% for the existing Legato shareholders. The proposed merger will be treated as a tax-free merger, and will be accounted for under the purchase accounting method.

                           The merger will require shareholder approval for both companies, and we anticipate the transaction to close during the second quarter. This transaction increases the breadth of our product offering, and is consistent with our strategy and increases our presence in the storage software market. We believe this accelerates our profitability in the second half of the year and is accretive immediately on a cash basis without anticipated synergies. We expect operating synergies as we integrate the two companies. We will be prepared to disclose more information as we rollout the integration plan, which will be after the deal closes.

                           With that, I would like to turn the call over to David Wright, our Chairman and CEO. David.

D. Wright                  Thank you, Andy.  Rick, welcome, it's going to be a
                           great marriage. Let me see if I can't frame this a little bit for those out there, and talk about why we did this, and also have Rick talk a little bit about
                           OTG and how it compliments so much of Legato's strategy.

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                           We look at the industry from a few different
                           perspectives. We, obviously, look at it from a customer perspective, we look at it from a people perspective, and then, obviously, we look at it from the shareholder perspective.

                           When you look at the whole proliferation of data in the industry, and there are many things that are driving it, and a lot of it's application oriented. You're seeing data being driven by enterprise applications, you're seeing data being driven by content rich applications, you're seeing data being driven by e-mail, even by applied messaging applications. As you shift over you've seen a lot of proliferation of storage vendors out there that are implementing either direct to cash storage area networks or network attached storage.

                           The issue for many of our customers today is that as they look at their storage infrastructures they can no longer look at it just from a horizontal perspective. They have to start looking at if from a vertical perspective as they look from an application side. September 11th was a great example of that where people now are starting to write SLAs around application recovery and availability, not necessarily on just data recovery and availability.

                           As I talked about before, Legato's strategy has been very, it's value add to the customer. It's very key to this transaction. Let's talk about the customers' challenges.

                           First of all, 24/7 availability of data and the application is a key issue, business continuity -- everybody has that on a chart who's in this business today. From an operations standpoint, there are no more windows to backup; backup has to be automated, and it's got to be application specific. When you look at the storage infrastructure, as it exists today, it has to scale. When I start talking about content rich applications and messaging, the amount of data that's going to move, especially when you get into different architectures like voice over IP, is going to be tremendous.

                           Then the last piece is that you've got all of this storage sitting out there, and a lot of the issues out there, how do I centralize the management of it? So, as we entered the year we felt that we came from a couple different perspectives. One is we came from the backup/recovery of data, and the monitoring and availability of the application. The issue in this industry is recovery. So, if you look at our value adds we think we have a great information protection system in Networker; there are 150 licenses out there today. We think we have the technology that has the ability to manage and maintain the application environment from a fail-over perspective, from a recovery perspective.

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                           Then recently we announced an application specific
                           automated recovery around Exchange(TM). Where we felt that we had to start to take our recovery data of the data in the application and move it forward around specific applications.

                           When you look at OTG, they accelerate our movement into that space tremendously. So, if you look at our three value adds, what they help us do is help us maintain an application from an availability perspective and a management perspective, and they also help us get much more application specific as we move forward. I'll talk a little bit about our goals later on, and how this helps accelerate it, but I wanted Rick to talk a little bit about OTG, and see if we can't, kind of, exchange "marriage vows" in front of you.

R. Kay Thank you, David. We feel really, really great about the opportunity together. We've had, for some of you who don't know, a very long relationship, and it has accelerated in the last year as we've gotten closer, in going into opportunities, and really, as David said, recognizing what the customer wants, and how they can actually obtain that as a joint solution. So, we really feel like it's going to scale the company. Our company has been very successful. It's going to be able to continue on the same goal's and missions that its already put forth, and it's going to continue to grow, although we can grow much faster now together.

                           One of the things that was exciting is the channel. We have a very large channel program. We've had that for almost ten years, so when we looked at the channel programs between the companies, we realized it was a tremendous value add because we both were bringing opportunities for selling our specific solutions together. So, tying the channels together with the strategic alliances that we all have, it's going to be a real benefit to give our combined opportunities out there, so that our people can actually go out there, continue to sell, make great margins, and be very profitable.

                           The final thing in the relationship for me is that, again, we've gotten to know the management team and the people at Legato very closely over the last year, but for our people it's going to be a great opportunity for us to have opportunities for them, and to give them a chance to move in a number of directions and grow their own personal careers. So you know, Legato says they're superior backup, protection, and recovery solutions, and when you marry those with what OTG is a leader in, as it relates to data access through the application, intelligent managing of e-mail and supporting that under all platforms, and of course, as the number one leader in HSL, it really gives a complete powerful solution to the marketplace. And again, just in closing, I just can tell you that we're tremendously excited. We're ready to continue with our goals and work, and I think it's going to be a great opportunity for all of us.

D. Wright                  Thank you, Rick. I think one of the things that is
                           very hard to articulate in this call is really the amount of work that Rick and I have done with the management teams behind the scenes as far as we looked at this. We've had conversations going on for many months, and our conversations were always, "How do we make this work, how do we make this a win?"

                           The finance piece is going to shake out, but the real positive long term is "How do we scale this company together, and how do we bring more value?" If you look at it, I call this a "strategic acceleration movement," and I look at it for a couple of reasons.

                           One is first of all, obviously, it helps us much more in the protection space, especially around HSM. Now we start to be much more powerful in some of the bigger customers and we need that technology. Number two, is that we get stronger in the application space, no question about it; we get to access the applications. Rick's team is verticalized much more than we are from the standpoint out in the industries, and we're strong in financial and telco's where the government health care is a very strong area for OTG, so it's very complimentary there.

                           When you look at the channels -- we did a mapping of the channels, and we're in single-digits on overlap on channels. One of the that a lot of you asked me before was, "How are you going to move your availability technology through the, what you call your, traditional channels?" Well, not that we couldn't do that, we're going to still do that, but the reality of it is this just enhances and accelerates our ability to be able to move that technology. As we go forward, I think, the complimentary channels is going to be a real play for us.

                           The partnerships are interesting, and I've already had a couple of phone calls with some of our strategic partners, CEOs of certain companies. One CEO was very excited about it and thought it was a great relationship. If you look down our alliances, they're the people you know in this industry, they're the Network Appliances, they're the EMCs, or the Compaq's, the Microsoft's, and you start to look at that piece of it, and what you say to yourself is that we're lined up there. That's an important issue.

                           The third issue is an issue that comes right back down to us is that this industry -- my biggest problem has been, and our company's biggest problem, just like Rick's biggest problem, is reach. How do you participate in every opportunity? Execution -- is ability -- is always stuff that you have to do in the back-end, but how do we participate more in what's going on in this industry, and I think this gives us a bigger reach.

                           If you come back to the goals that Legato has had, and I've talked about it in our conference call, I talked to it before. First of all, this helps us scale better, and helps us ensure that that profitability target we want to go after. It strengthens our customer intimacy. We're bringing more value to the customer. It definitely solidifies our alliances and channels. It helps us from a product integration solution perspective more, as we get it more and more we start to come from a solutions standpoint.

                           The last piece, which I think is really the key piece, and one that I'm going to focus on over the next few weeks is the people piece. I've talked about the fact that I want to make sure that our people are the best in world to understand that customer's pain and be able to solve that problem. When you line the company up, and you look at our mission and our values together, we think that this is going to work tremendously. I think that the milestones that you folks will see will be very dramatic, and I'm counting on making that happen.

                           Are there any questions?

S. O'Halloran              At this time we'd like to poll for questions please.

Coordinator                Our first question comes from Robert Montague. Sir,
                           you may ask your question, please state your company.

R. Montague                I'm with RBC. I have a number of questions. I wonder
                           if you could give us a little bit more detail on your past partnership, and maybe a little bit of how this transaction came about, what the process was? Then I have a follow up.

D. Wright                  The relationship goes back three or four years.
                           Recently, in the last 12 months, it gained momentum.
                           We continued to provide this seamless integration to Networker, and to make sure that we were going to have an automated solution for data access, as well as protection. So, we really saw that the open systems that they have, and the way we do our development made perfect sense. Deals like that just come together when we start talking about the opportunities of what we can do together. It's a very highly strategic merger, and has a tremendous long-term value for all of us, and we decided to move forward with that.

D. Beamer                  Maybe just to add a comment, and that is one of the
                           things that I believe has developed over the past year is that Legato has a strategy around, not only information protection, but application focus and availability, and management systems with a renewed emphasis on cross platform delivering whole solutions. With that strategy in mind, is really what
                           I think accelerated the conversations between our OTG partners and us, because the structure that really makes sense coming out of that strategy. Robert, I think that's what's really accelerated the thing in the last 12 months.

R. Montague                Okay, and then on the sales and marketing front, I
                           think OTG has been talking about getting more direct focus. I assume does that fold into the Legato sales force, and can you talk about how much customer overlap there is, and then one of the key objectives
                           OTG has had is managing receivables and any comment on any change in philosophy as that goes forward?

A. Brown Clearly one of the areas where we see synergies is in the sales area, and you're right, if you take a look at the sales channels a big portion of OTG is indirect and a big portion of Legato is direct, and I think when you start to look at the synergies between those two they're quite large. That's one thing.

                           I think your second question was on the receivables. We went through the financial due diligence. We're happy with the financial due diligence we saw. The net, net of it is we believe that there's opportunity to bring the receivables more in line with the Legato model.

D. Wright                  Let me talk a little bit about the channel
                           opportunities. First of all, if you looked at Legato, we're probably about 39% direct and about 61% indirect, and that includes partners and alliances etc. OTG is about 19% direct and the rest indirect, and when you look at the total model, if you recall, what I kept on saying is I want to get to, myself, to about 25% direct and about 75% indirect, and use my direct sales force as a complimentary sales force to the channels and to the partners, complimentary; it's a very important issue. As we move forward, our model, we have to model out right now today that we start to move to about 33% direct and about a 67% indirect channel operation. It helps us get where we want to go, and definitely helps OTG get where they want to go in a very easy move.

                           Now, let's talk about customer overlap. As I look at the enterprise customers, I think there's about a 65% customer overlap at this point in time.

R. Montague                Great, and then one final question; lock up
                           provisions on the shares to the OTG shareholders, for the management insiders?

A. Brown There are just standard provisions for lock ups in the agreements, nothing onerous.

R. Montague                Like 90-190 days something like that?

A. Brown                   They are just standard provisions.

R. Montague                It looks like a great move.  Congratulations guys.

Coordinator                Chris Debiase you may ask your question, please state
                           your company.

C. Debiase                 Goldman Sachs.  Congratulations.  You spoke about
                           some of the integration on the sales front; I'm wondering if you could give us a sense on some of the integration challenges and then plans on the R&D front?

A. Brown This is Andy again. Clearly what we believe this transaction is about is growth, and expanding the opportunities as a combined entity. When you start to look at synergies we'll certainly look across the company, and we'll immediately work on an integration plan, and we need to get more details on that as we close the transaction. I think used that in my prepared remarks, but I think where we'd like to leave that.

 D. Wright                 Let me also say this; one of the things, if you
                           recall, and look at what we've really been doing over the last year is getting our development organizations functionally aligned. As we speak, one of the things I looked at, and made it very easy is that Rick has a large development operation up in Nashua and Andover, and I have a large one up in Marlboro, and that's up in, as you know, the Boston area. So we feel good about the fact that we can get some more critical mass around that, and I think that when you start to look at this we've already had a plan in place, in fact, my head of development is up there right now, today. He's been up there the last three days with his head of development, and they're working a plan. We have really worked this pretty hard, and what I want to make sure happens is those people stay, because we need them. I mean that's a real important issue for us as we go forward.

C. Debiase                 Are there any provisions to keep those developers in
                           house, through the deal? Are there any, sort of, sweeteners for them?

D. Wright                  Our plan is, by the way, my strategy has always been
                           that everybody wins in the company when the company wins. That's how we look at our stock option programs, that's the way we look at everything. So, we're going through all of those pieces today. Rick and I spent, probably, more of our time than anything on the people side.

                           My HR people have been with Rick, probably, more than he wants to see them.

 Coordinator               John Difucci, you may ask your question, please state
                           your company.

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J. Difucci                 CIBC.  Could you tell me, it doesn't seem like there
                           is, but is there any overlap on products, or even if it's minimal, what is it?

B. Young There's only one real overlap and it's in a UNIX HSM space and we've pretty well concluded that we'll move forward with what we're picking up from OTG.

J. Difucci                 One other thing, this appears to make a lot
                           of sense in one area, probably the largest part of storage software down in data protection. I guess, David Wright, could you comment on some of your plans, some of the upper-end, where Legato is going to try to, or how Legato might try to penetrate some of the upper-end SAN management type products?

D. Wright                  I think we're getting more into the enterprise
                           storage resource management, enterprise content management areas in the NAS side. I think that one of our strategies has been to align ourselves with very strong alliances with companies like Network
                           Appliance, EMC, and Compaq as they move in that space, to really coexist with their strategies. I don't see us trying to own that market, I think you're going to see us take what we have, and strengthen our partnerships from an alliance standpoint, which is the acquisition.
                           Rick, how do you see it?

R. Kay I feel that the - having the interoperability is going to be a major key. I feel like you, David, that entering the hot areas that are producing revenue, that are being effective for customers, such as David said, whether it be SANs or really NAS will help benefit everybody. We're going to move ahead together in a number of our relationships with Maxor and Quantum, and really try to offer opportunities that this solution brings forth.

D. Wright                  Let me give you an idea.  One of the things that
                           we've spent a lot of time in, you know, as EMC moves to Wide Sky and auto-AIS, and those pieces of it, and Compaq works to ENSA. We feel that we're really lined up with that strategy. I've actually had conversations with those executives, and we just think that this compliments them tremendously, and that's always been our play. I think that its been one that we think we're going to be very successful at, it helps us scale, it gives us a lot more reach, and I think we just bring more to the table with OTG.

J. Difucci                 Okay thank you very much, this all seems to make
                           sense to me.

A. Brown                   Thanks. John.

Coordinator                David Hilal, you may ask your question, and please
                           state your company.

D. Hilal Friedman Billings Ramsey. Thank you and congratulations to both management teams. The only question I have, most have been answered/asked, but what is the final management team of the merged company look like?

A. Brown                   Clearly you'd seen from the press release where
                           Rick is joining our board, and we are in the process of working in an integration plan. One of the key things to the integration plan, certainly for the, as we expect this to close sometime in the second quarter, the key to this is, at least for the first six months we anticipate OTG from an operational standpoint to be operating basically the way they operate today with Rick leading that charge for us.

D. Hilal Are there any commitments that they need to stay for a certain period of time, or is that just your hope?

D. Wright                  Okay, I spent a lot of time with the people
                           side of this thing. We can't get enough good executives in this industry. Rick has some real strong people; we have spent a lot of time looking at those people, making sure they want to be part of the team; they do want to be part of the team, and we put plans in place, and financial plans in place so they will, and that's important.

Coordinator                Steve Berg, you may ask your question and please
                           state your company.

S. Berg Punk Ziegel. It seems to me that the last couple acquisitions, SCH and this one, the client base was kind of middle market, as opposed to up market, and I'm wondering, is that what you're really going after? Are you thinking that you can scale these products up and go after larger clients, or are you comfortable in the middle?

D. Wright                  I think the idea is really to move more - this is an
                           enterprise play, no question about it. We're not saying we're walking away from second and third tier market, because we have that market anyway, but the reality of it is, I'll give you what's happened, Steve. Let me give you a perfect example. What we're seeing is a lot of customers are now looking on an application specific basis. How they're going to backup, recover, and keep it available? So, what this helps us do is drive right into the enterprise.
                           It just helps us take that technology drive into the enterprise.

                           I'll tell you right now, and for example, not to throw anything out, but it makes us stronger with a company like Fidelity, no question about it. We needed that.

S. Berg It seems to me that the other, kind of, major competitor that you guys face isn't really as much in this space. Is this kind of a conscious decision to avoid the head-to-head competition with Veritas?

D. Wright                  I've never walked away from any competition, but I'll
                           let Bobby answer that question.

B. Young What we see is, when you look at the storage industry today. I think it's really isolated itself from the application. We came into this company and looked at the resources we had, specifically the LAN products that we saw a real quick jump into the application space. As we look at differentiating ourselves amongst competition, we see the clustering market going into a homogeneous stance, and when you look at what it really means to manage into a Solstice environment into a UniCenter environment and all of the management frameworks out there, you've got to do it at an application level. This is a key differentiator, and yes the competition does not do that today.

D. Wright                  Steve, let me just give you a little history; you
                           said something about SCH. In the last 60 days we've had 36 new customers using AlphaStor, that technology, in our enterprise customer base.

                           Absolutely, no question about it.

S. Berg Last one; this one is for Andy. Is it a coincidence that OTG is about $2.70 per share in cash and you're distributing about $2.50? The reason I'm asking is I want to know the reason why you included cash in the deal?

A. Brown Steve, you're absolutely right, there is really no coincidence. There was a desire on OTG's side to have a cash component to the transaction, and what we didn't want to do was have that eat into our cash balance.

S. Berg Right, so you're not going to need to raise any money then?

A. Brown                   That's not the intent through this transaction, no.

Coordinator                Our last question comes from David Lieberman.  Sir,
                           your line is open. Please state your company name.

D. Lieberman               Tiedemann & Company.  What is the process in terms of
                           close? When do you anticipate filing the proxy and do you anticipate any Hart-Scott-Rodino issue at all?

A. Brown As you know there are a three things that we need to go through here, or two things that we need to go through. The first thing is we've got to go through an HSR review given the size of the transaction. We don't anticipate any issues with respect to that; it's just a matter of blocking and tackling. The second thing is that we need to, obviously, file our proxy to get this approved by each of the respected shareholders. When you actually plan the timeline out, we would anticipate something in the neighborhood of 90 days to get the transaction completed, which is why we're estimating sometime in the June quarter that this transaction will be completed.

D. Wright                  That was the last question. Let me just see if I can
                           wrap this up. Number one is I think the message we were trying to give you was more of a message that this is very complimentary to the Legato strategy, and it also is a win/win for both companies, both from a customer standpoint and a people standpoint, and we believe a shareholder standpoint.

                           Obviously, there's a lot more detail we could go through. One of the things that's beneficial is we're having our analyst day next Friday, March 1st, it's going to be in San Francisco, I know those invitations are out. Rick and I are planning on getting into much, much more detail as we go on, and obviously we're going to do it on separate phone calls too, but we do appreciate the time you're taking. I think this does change a little bit of the rule in the industry, no question about it, and I think you've got to do that in order to be a leading company, and I think we have an opportunity to do that, and we'll prove that. Thank you.

This teleconference refers to products trademarked by companies other than Legato and OTG.

The offer and sale of shares of Legato common stock in connection with the merger will be registered with the SEC. That registration statement on Form S-4 has not been filed as of the date of this press release and once filed copies may be obtained from either Legato or OTG or at the SEC's website www.sec.gov.
                                                                  -----------
The registration statement will contain important information as to how the merger will affect investments in shares of either Legato or OTG and interested persons should carefully read that registration statement in its entirety.

Legato, OTG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Legato and OTG in favor of the merger agreement. The directors and executive officers of Legato and their beneficial ownership of Legato common stock are set forth in the most recent proxy statement filed by Legato with the SEC. The directors and executive officers of OTG and their beneficial ownership of OTG common stock are set forth in the most recent proxy statement filed by OTG with the SEC. You may obtain those proxy statements free of charge at the SEC's website, www.sec.gov. Security holders of Legato and OTG may obtain additional
         -----------
information regarding the interests of the foregoing people by reading the registration statement when it becomes available.